Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

July 20, 2009

Item 3.	News Release

The press release was disseminated through the services of Stockwatch.

Item 4.	Summary of Material Change

The Company announced that production in the second quarter ending June 30th, 2009 equalled 957,937 equivalent ounces of silver which consisted of 827,719 ounces of silver, 1,493,162.02 pounds of lead and 746 ounces of gold.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

July 20, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	July 20, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Second Quarter Production Results

First Majestic Silver Corp. ("First Majestic" or the "Company") announces that production in the second quarter ending June 30th, 2009 equalled 957,937 equivalent ounces of silver which consisted of 827,719 ounces of silver, 1,493,162.02 pounds of lead and 746 ounces of gold.

Overall recoveries of silver at the Company's three operating silver mines; the La Encantada Silver Mine the La Parrilla Silver Mine and the San Martin Silver Mine increased in the quarter from 60% to 64%. The ore processed during the quarter, amounted to 204,574 tonnes with an overall average silver head grade in the quarter of 196 g/t of silver.

The Company’s production levels are slightly behind schedule mostly due to the enormous efforts going into completing the major construction project at the La Encantada mine. The completion of this new 3500 tpd mill is expected to have such a dramatic effect on production and profitability and as a result management has focused most of its efforts on completing this project.

This major construction project at the La Encantada continued into the second quarter. This new 3500 tpd Cyanidation mill is expected to begin the commissioning process in a few weeks and will result in doré production being ramped up over a three month period. The new plant is expected to be fully commissioned by the end of October and once completed will produce 4.3 million ounces of silver doré annually.

With the completion of the La Encantada construction project coming to an end in October, production levels in the third and fourth quarter are expected to improve significantly. Once this occurs, management can then focus its efforts on its other projects in order to further increase production levels.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.